Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel *31-26 3778 911 Fax *31-26 4454 753 www.arcadis-global.com

PRESS RELEASE

ARCADIS APPOINTS NEW CORPORATE DIRECTOR OF FINANCE

ARNHEM, THE NETHERLANDS—September 24, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that Ben van der Klift, age 44, will be appointed as the Company's Corporate Director of Finance as of January 1, 2005. He will succeed Henk ten Cate, who will leave the Company at that time.

Mr. Van der Klift was previously Director of Finance for PRC Bouwcentrum BV, a company acquired by ARCADIS in 2003. He has a strong background in financial management and extensive experience in ARCADIS' field of activities, both through his involvement with PRC and as a result of earlier positions.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, tel: 026-3778604, e-mail: j.slooten@arcadis.nl
Visit us on the Internet: www.arcadis-global.com